K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

September 30, 2014

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	American Beacon Funds
American Beacon Crescent Short Duration High Income Fund

File Nos. 033-11387; 811-04984

Post-Effective Amendment No. 206

Ladies and Gentlemen:

We have acted as counsel to American Beacon Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 206 to the Trust's registration statement on Form N-1A (the “Amendment”), and we have reviewed a copy of the Amendment being filed with the Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP